Randall J. Erickson Senior Vice President, General Counsel and Corporate Secretary	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

May 15, 2006

VIA EDGAR

Mr. Paul Cline, Senior Accountant

Mr. Michael Volley, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-15403

Dear Messrs. Cline and Volley:

On behalf of Marshall & Ilsley Corporation, this will confirm my telephone conversation with Mr. Volley on Monday, May 15, 2006.  We will respond to the May 8, 2006 Comment Letter on or before June 9, 2006.  We need this additional time to respond due to the technical accounting nature of the comments received.

Please contact the undersigned at (414) 765-7809 if you have any questions.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

RJE:mar